
November 29, 2012

Via E-mail
Samuel Wolfe
Chief Executive Officer, President and Director
Unique Underwriters, Inc.
5650 Colleyville Blvd.
Colleyville, Texas 76034

> **Re:** **Unique Underwriters, Inc.**
> **Amendment No. 14 to Registration Statement on Form S-1**
> **Filed November 14, 2012**
> **File No. 333-172850**

Dear Mr. Wolfe:

We have reviewed your amended registration statement and your correspondence filed on November 14, 2012 and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement or providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the next amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial information and related disclosures to include the quarter ended September 30, 2012 as required by Rule 3-12 of Regulation S-X.

Note 1 Summary of Significant Accounting Policies

Revenue Recognition, page 37

2. We acknowledge your response to prior comment 2. Please disclose your accounting for customer deposits and your refund policy similar to that provided in your response. In your revised disclosure clarify that the customer deposit is strictly related to your Executive Membership Package and quantify the amount of deposits refunded or provide a statement that the refunds were not material, if true. Please also disclose how you

determine whether the customer deposits are used for additional leads or for memberships after an Executive Member cancels their direct mail service.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 42

3. Please describe the "new advertising programs and marketing agreements" that you implemented during the fiscal year ended June 30, 2012 and estimate the increases in direct mail, lead generation, lead revenue, and sales of new policies that you believe resulted from these new programs and agreements.

Executive Compensation

Summary Compensation Table, page 46

4. We note your response to our prior comment 5. Please state whether this corporate housing payment was intended as a one-time benefit or whether you intend for it to continue indefinitely.

5. We note your response to our prior comment 6. In footnote 1, please state that this bonus payment is provided for through the Employment Agreement filed as Exhibit 10.5 and explain that the term "submitted production" is defined as insurance business submitted to you through Mr. Wolfe's efforts. Further, please describe how the efforts of Mr. Wolfe resulted in a gross amount of $2,415,900, which is nearly 97% of the total amount of commissions you generated in the fiscal year ended June 30, 2012.

Employment Agreements, page 46

6. We note your response to our prior comment 7. Please state, if true, that Mr. Wolfe may only voluntarily terminate his employment with Mr. Simpson's consent and please provide the definitions of Employer and Employee as set forth in the agreement.

7. Please provide revised disclosure, as appropriate, reconciling the discrepancy in Mr. Wolfe's base salary as disclosed in Note 4 to the financial statements and in the agreement indicating that his base salary is $100,000 with the disclosure in the Summary Compensation Table suggesting his base salary is $130,000.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

                                            Sincerely,

                                            /s/ Jeffrey P. Riedler

                                            Jeffrey Riedler
                                            Assistant Director

cc: Bainbridge DeWeese
         DeWeese & Associates
         5844 Bedrock Drive
         Plano, Texas 75093

         Donald Mitchell Brown, Esq.
         McMullen Associates LLC
         10701 McMullen Creek Pkwy
         Charlotte, NC 28226